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                                                           Exhibit 99(a)(1)(xvi)


LOGO RCM Technologies
     The Source of Smarr Solutions


RCM Technologies, Inc.                                 Resources & Solutions
2500 McClellan Avenue                                  Information Technology
Pennsauken, NJ 08109-4613                              Professional Engineering
                                                       Government Services

Tel: 609.486.1777 Ext. 100
Fax: 609.486.2123
Icon.kopyt@rcmt.com
www.rcmt.com

Leon Kopyt
CHAIRMAN, President & CEO


Via Federal Express

                                 March 31, 2003

Special Committee of the Board of Directors
The Judge Group
2 Bala Plaza Suite 800
Bala Cynwyd, PA 19904

Attention: Randolph J. Angermann, James C. Hahn, and Robert H. Strouse

Dear Special Committee of the Board of Directors:

We have read with interest the press accounts describing the recent offer by members of the management of The Judge Group (the "Company") to conduct a going-private transaction to purchase from the Company's stockholders, for $0.82 per share, all of the Company's outstanding common stock that management does not currently own.

Based on the information regarding the Company that is currently available to us, we believe that upon the completion of our due diligence investigation, REM Technologies, Inc. will be in a position to offer to purchase all of the Company's outstanding common stock for at least $0.90 per share and, if our due diligence supports it, a greater amount. In any case, we believe that we are in a position to offer the Company's stockholders greater value for their shares than is reflected in management's offer.

We would like to meet with you at your earliest convenience to discuss the best way for us to make a formal offer to purchase the Company's common stock, and to allow the Company's stockholder to realize the maximum value for their shares.

Please contact me at (856) 486-1777, ext. 100.

                                     Sincerely,

                                     RCM TECHNOLOGIES, INC

                                     /s/    Leon Kopyt
                                     --------------------------------
                                     Leon Kopyt
                                     Chairman, President & CE0